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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                           (Name of Subject Company)

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                      (Name of Person(s) Filing Statement)

                COMMON STOCK, PAR VALUE HK $0.10 PER SHARE*
          AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN SHARES
                       (Title of Class of Securities)

    *In connection with the registration of the American Depositary Shares.
The Common Stock is listed and traded on The Stock Exchange of Hong Kong Limited

                         Common Stock (763991-02-3)
                   American Depositary Shares (04516X106)
                  ((CUSIP) Number of Class of Securities)

                                CATHERINE CHANG
                                GENERAL COUNSEL
                          17th Floor, The Lee Gardens
                                33 Hysan Avenue
                                  Causeway Bay
                                   Hong Kong
                                 +852 2500 0888
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                with a copy to:

                                Mark S. Bergman
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                                  Alder Castle
                                10 Noble Street
                                     London
                                    EC2V 7JU
                                +44 207 367 1601

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 9.   EXHIBITS

    EXHIBIT
    NUMBER                                 DESCRIPTION
    -------       ----------------------------------------------------------
     99.1 Joint announcement issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited
                     (the "Company") on February 14, 2007, regarding a proposed privatization of the Company by Modernday Limited by way of a scheme of arrangement, a possible unconditional mandatory general offer for shares of the Company by Modernday Limited, and a resumption of trading in shares of the Company (the "Proposals").

     99.2 Press release jointly issued by Modernday Limited and the Company on February 14, 2007, regarding the Proposals.